EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Employees' Savings Plan of PrivateBancorp Inc. of our report dated March 2, 2006, wiht respect to the consolidated financial statements and schedules of PrivateBancorp Inc., PrivateBancorp Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of PrivateBancorp, included in its Annual Report (Form 10-K), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Chicago, Illinois
March 16, 2006